

Mail Stop 3561

September 10, 2009

Mr. Craig Brown
Chief Financial Officer
Waste2Energy Holdings, Inc.
1185 Avenue of the Americas, 20th Floor
New York, NY 10036

      RE: Waste2Energy Holdings, Inc.
                Item 4.01 Form 8-K
                Filed September 9, 2009
                File No. 333-151108

Dear Mr. Brown:

      We have reviewed your filing and have the following comments. We have limited our review to Item 4.01 of the above-referenced filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

<u>Item 4.01 Form 8-K Filed September 9, 2009</u>

1.   We note that the dismissal of Moore was approved by your board of directors. Please disclose the date that you actually dismissed Moore. Refer to paragraph (a)(1)(i) of Item 304 of Regulation S-K. If necessary, please revise the period during which there were no disagreements with Moore and no reportable events in accordance with paragraphs (a)(1)(iv) and (v) of Item 304 of Regulation S-K.

2.   Please state whether the decision to change accountants, which includes the engagement of a new accountant, was recommended or approved by any audit

or similar committee of the board of directors, or the board of directors, if there is no such committee. Refer to paragraph (a)(1)(iii) of Item 304 of Regulation S-K.

3. Please disclose the date that you engaged Marcum LLP as your independent registered accounting firm. Refer to paragraph (a)(2) of Item 304 of Regulation S-K.

4. Please note that you are also required to file an updated letter from the former accountant stating whether the firm agrees with the statements made in any amendment to the filing and, if not, stating the respects in which the firm does not agree. Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K. If Moore informs you that it will not provide the required letter, please disclose that fact in the amendment.

5. As previously requested in our letter dated September 2, 2009, please tell us how you plan to address any re-audit issues related to financial statements that were audited by Moore & Associates, Chartered that will be included in future filings with the Commission.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information as an EDGAR correspondence file. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to me at (202) 551-3322. In my absence, you may direct your questions to Bill Thompson, Accounting Branch Chief at (202) 551-3344.

Sincerely,

Ta Tanisha Meadows
Staff Accountant